Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2024

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated April 25, 2024 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three months ended March 31, 2024. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023, which were prepared in accordance with International Accounting Standard (“IAS”) 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the first quarter of 2024.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections of this MD&A titled “Managing Risk”, “Forward-Looking Statements and Information” and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023, the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022, our Annual Information Form for the year ended December 31, 2023 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR+”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.ca, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the section “Non-IFRS and Other Financial Measures and Ratios” of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("EURIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Table of Contents

Section	Page

3

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
About Eldorado
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec ("Lamaque"), Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. In order to develop the Skouries project, we have secured a €680.4 million project financing facility as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development ("EBRD").
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania1. We are actively working toward a sale of the Certej project. See the additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,800 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
1 In October 2022, the Certej Project was reclassified to held-for-sale. See additional comments in the section - Development Projects.

4

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2024	2023
Revenue	$258.0	$227.8
Gold produced (oz)	117,111	111,509
Gold sold (oz)	116,008	109,817
Average realized gold price ($/oz sold) (2)	$2,086	$1,932
Production costs	123.0	109.7
Total cash costs ($/oz sold) (2,3)	922	857
All-in sustaining costs ($/oz sold) (2,3)	1,262	1,207
Net earnings for the period (1)	33.6	19.3
Net earnings per share – basic ($/share) (1)	0.17	0.10
Net earnings per share – diluted ($/share) (1)	0.16	0.10
Net earnings for the period continuing operations (1,4)	35.2	19.4
Net earnings per share continuing operations – basic ($/share) (1,4)	0.17	0.11
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.17	0.10
Adjusted net earnings continuing operations - basic (1,2,4)	55.2	16.7
Adjusted net earnings per share continuing operations ($/share) (1,2,4)	0.27	0.09
Net cash generated from operating activities (4)	95.3	41.0
Cash flow from operating activities before changes in working capital (2,4)	108.3	93.2
Free cash flow (2,4)	(30.9)	(34.4)
Free cash flow excluding Skouries (2,4)	33.7	(19.2)
Cash, cash equivalents and term deposits	514.7	262.3
Total assets	5,065.5	4,501.0
Debt	643.8	493.4
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

5

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Key Business Developments
Skouries Project Update
After finalizing key contracts in 2023, the capital cost estimate remained in line with the Feasibility Study estimate. More recent and pending contracts in Q1 2024 incorporated labour rates and labour hours established through a diligent tendering process that were higher than the feasibility study, resulting in a revised capital estimate of $920 million that was announced on February 22, 2024.
First production of the copper-gold concentrate is expected in Q3 2025, with expected 2025 gold production of 50,000 to 60,000 ounces and copper production of 15 to 20 million pounds. A ramp-up is expected over the second half of 2025 and the project remains on track for commercial production at the end of 2025. We are assessing our plans with the goal of optimizing our 2026 gold and copper production profile at Skouries.
In 2023 Eldorado completed its €680.4 million project financing facility ("Term Facility") for the development of its Skouries project in Northern Greece. Additional drawdowns on the Term Facility in Q1 2024 totalled €14.1 million ($15.3 million), with that figure expected to grow substantially over the year, driven by the Company's growth capital guidance of $375 to $425 million for 2024. Current spending year-to-date is aligned with plan, and as mobilizations ramp up and site labour increases, there will be significant spending from Q2 2024 onwards.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Updated Technical Reports
On March 28, 2024, the Company filed technical reports related to each of its Olympias and Efemcukuru properties (“Technical Reports”). These Technical Reports were prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR+ profile (www.sedarplus.ca).
The Technical Reports were filed to support updated scientific and technical disclosure in the Company’s Annual Information Form filed in March 2024. There are no material differences between the Mineral Resources and Mineral Reserves previously disclosed by the Company in relation to the Olympias and Efemcukuru properties and those disclosed in the Technical Reports.
2024 Outlook
We are maintaining our 2024 annual gold production guidance of 505,000 to 555,000 ounces with average total cash costs per ounce sold of $840 to $940 and all-in sustaining cost ("AISC") per ounce sold of $1,190 to $1,290. Quarter-to-quarter gold production in 2024 is expected to fluctuate during the year, with production continuing to be weighted to the second half of the year.
In addition, in line with 2024 guidance, growth capital investment is expected to total $497 to $569 million, including $375 to $425 million towards the advancement of the Skouries project. Sustaining capital is expected to total $135 to $160 million and exploration expenditures are expected to total $27 to $30 million.

6

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked (“LTIFR") was 1.63 in Q1 2024, an increase from 0.84 in Q1 2023. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q1 2024, we produced 117,111 ounces of gold, an increase of 5% from Q1 2023 production of 111,509 ounces. The increase reflected higher gold production at most sites, driven by an increase of 12% at Lamaque where higher milling rate and utilization resulted in higher tonnes processed as well as an increase of 14% at Olympias due to increased mining and processing volumes as a result of productivity improvements.
Gold sales in Q1 2024 totalled 116,008 ounces, an increase of 6% from 109,817 ounces in Q1 2023. The higher sales volume compared to the prior year primarily reflected increases in production at Lamaque and Olympias. The difference between gold produced and sold at Olympias was impacted by the timing of shipments at the quarter end, with a delayed shipment in March 2024 completed in early April. The corresponding gold ounces sold and related revenue attributable to such delayed shipment will be recognized in Q2 2024.
The average realized gold price2 was $2,086 per ounce sold in Q1 2024, an increase of 8% from $1,932 per ounce sold in Q1 2023.
Total revenue was $258.0 million in Q1 2024, an increase of 13% from total revenue of $227.8 million in Q1 2023. The increase was the result of higher sales volumes in Q1 2024 as well as the higher average realized gold price.
Production Costs and Unit Cost Performance
Production costs increased to $123.0 million in Q1 2024 from $109.7 million in Q1 2023 due to higher sales volumes and slightly higher cash costs in the quarter. The increase in sales volumes accounted for roughly half of the increase to production costs. The remainder relates to higher royalty expense and increases in labour costs, due to headcount, and fuel prices.
Production costs include royalty expense, which increased to $14.2 million in Q1 2024 from $8.7 million in Q1 2023, due to higher average realized gold prices, as well as higher sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs2 in Q1 2024 averaged $922 per ounce sold, an increase from $857 per ounce sold in Q1 2023, primarily due to higher royalty expense driven by higher gold prices, as well as smaller impacts from labour and fuel. AISC per ounce sold2 increased to $1,262 in Q1 2024 from $1,207 in Q1 2023, reflecting the higher total cash costs per ounce sold in Q1 2024 combined with higher sustaining capital expenditures.
Other Expenses
Depreciation expense totalled $54.5 million in Q1 2024, compared with $62.4 million in Q1 2023 primarily reflecting an adjustment to asset reclamation amortization at Efemcukuru.
Mine standby costs decreased to $2.7 million in Q1 2024 from $3.5 million in Q1 2023 primarily due to reduced costs at Stratoni.
Finance costs in Q1 2024 were $nil, a decrease from $8.8 million in Q1 2023. The decrease was primarily driven by the capitalization of a portion of interest on the senior notes to the construction of Skouries that started in Q2 2023.
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

7

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Income Taxes
Income tax expense from continuing operations increased to $16.1 million in Q1 2024 from $12.7 million in Q1 2023. On December 31, 2023, Turkiye announced application of inflation accounting for the year ended December 31, 2023. Inflation accounting continued to be applicable for Q1 2024.
Current tax expense decreased to $12.4 million in Q1 2024 from $20.5 million in Q1 2023, with the Q1 2024 expense comprised of $5.7 million from operations in Turkiye and $6.8 million for mining duties in Quebec. The $5.7 million expense in Turkiye includes $14.0 million of profits tax, $3.7 million related to taxable unrealized foreign exchange gains due to the weakening of the Lira against the U.S. dollar, and $3.3 million of withholding tax on earnings repatriated from Turkiye in the quarter, partially offset by recoveries of $9.9 million from investment tax credits for Kisladag and Efemcukuru and $5.3 million from the application of inflation accounting.
Deferred income tax expense increased to $3.6 million in Q1 2024 from a recovery of $7.8 million in Q1 2023. Deferred tax for the quarter included, among other items, a $19.3 million expense related to movements against the U.S. dollar of local currencies, primarily the Lira and the Euro, and a $14.0 million recovery from the application of Turkish inflation accounting.
Net Earnings to Shareholders
Eldorado reported net earnings attributable to shareholders from continuing operations of $35.2 million ($0.17 earnings per share) in Q1 2024, compared to a net earnings of $19.4 million ($0.11 earnings per share) in Q1 2023. Higher net income in Q1 2024 is primarily attributable to increased sales volumes and higher average realized gold prices.
Adjusted net earnings3 was $55.2 million ($0.27 earnings per share) in Q1 2024, compared to adjusted net earnings of $16.7 million ($0.09 earnings per share) in Q1 2023. Adjustments in Q1 2024 include a $5.3 million loss on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting, a $16.9 million unrealized loss on derivative instruments and a $2.1 million gain on the non-cash revaluation of the derivative related to redemption options in our senior notes.
Cash Generated from Operating Activities and Free Cash Flow3
Net cash generated from operating activities from continuing operations increased to $95.3 million in Q1 2024 from $41.0 million in Q1 2023, primarily as a result of higher gold sales volumes and higher average realized gold price. See the additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow improved to negative $30.9 million in Q1 2024 from negative $34.4 million in Q1 2023 primarily due to high cash generated from operating activities, partially offset by higher cash used in investing activities.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

8

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2024	2023
Total
Ounces produced	117,111	111,509
Ounces sold	116,008	109,817
Production costs	$123.0	$109.7
Total cash costs ($/oz sold) (1,2)	$922	$857
All-in sustaining costs ($/oz sold) (1,2)	$1,262	$1,207
Sustaining capital expenditures (2)	$29.1	$26.0
Kisladag
Ounces produced	37,523	37,160
Ounces sold	36,699	37,393
Production costs	$30.9	$30.5
Total cash costs ($/oz sold) (1,2)	$820	$794
All-in sustaining costs ($/oz sold) (1,2)	$916	$875
Sustaining capital expenditures (2)	$2.2	$2.2
Lamaque
Ounces produced	42,299	37,884
Ounces sold	44,620	38,643
Production costs	$35.2	$29.2
Total cash costs ($/oz sold) (1,2)	$779	$744
All-in sustaining costs ($/oz sold) (1,2)	$1,262	$1,217
Sustaining capital expenditures (2)	$21.1	$17.8
Efemcukuru
Ounces produced	18,501	19,928
Ounces sold	18,614	19,751
Production costs	$21.8	$17.7
Total cash costs ($/oz sold) (1,2)	$1,154	$936
All-in sustaining costs ($/oz sold) (1,2)	$1,138	$1,094
Sustaining capital expenditures (2)	$2.4	$2.2
Olympias
Ounces produced	18,788	16,537
Ounces sold	16,075	14,030
Production costs	$35.0	$32.3
Total cash costs ($/oz sold) (1,2)	$1,287	$1,220
All-in sustaining costs ($/oz sold) (1,2)	$1,527	$1,532
Sustaining capital expenditures (2)	$3.5	$3.7
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

9

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Kisladag

	3 months ended March 31,
Operating Data	2024	2023
Tonnes placed on pad	2,761,774	3,134,713
Ounces placed on pad (2)	37,423	39,870
Head grade (g/t gold)	0.77	0.70
Gold ounces produced	37,523	37,160
Gold ounces sold	36,699	37,393
Average realized gold price ($/oz sold) (1)	$2,077	$1,905
Total cash costs ($/oz sold) (1)	$820	$794
All-in sustaining costs ($/oz sold) (1)	$916	$875
Financial Data
Revenue	$77.1	$72.1
Production costs	30.9	30.5
Depreciation and depletion	18.3	20.9
Earnings from mine operations	27.8	20.7
Growth capital investment (1)	25.5	18.6
Sustaining capital expenditures (1)	2.2	2.2
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 37,523 ounces of gold in Q1 2024, a slight increase from 37,160 ounces in Q1 2023. The increase was primarily due to continued leaching of gold ounces from leach pads stacked in H2 2023, as well as higher average grade of new tonnes placed in the quarter. Average grade of tonnes placed increased to 0.77 grams per tonne in Q1 2024 from 0.70 grams per tonne in Q1 2023. In Q1 2024, there were lower tonnes placed on the leach pad due to annual planned maintenance work in the crushing circuit.
Revenue increased to $77.1 million in Q1 2024 from $72.1 million in Q1 2023, driven by the higher average realized gold price, partially offset by decreased gold ounces sold in the quarter.
Production costs increased to $30.9 million in Q1 2024 from $30.5 million in Q1 2023. With gold production relatively consistent, production costs in the quarter were impacted by higher fuel prices, which in turn was mostly offset by lower tonnes placed on the leach pad. Royalties were also higher in the quarter due to higher average realized gold prices. This resulted in total cash costs per ounce sold increasing to $820 in Q1 2024 from $794 in Q1 2023.
AISC per ounce sold increased to $916 in Q1 2024 from $875 in Q1 2023, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $2.2 million in Q1 2024 primarily included equipment rebuilds. Growth capital investment of $25.5 million in Q1 2024 included waste stripping to support the mine life extension, continued construction of the second phase of the North Heap Leach Pad and adsorption-desorption-regeneration plant infrastructure, and building relocation due to pit expansion.

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Lamaque

	3 months ended March 31,
Operating Data	2024	2023
Tonnes milled	234,559	199,656
Head grade (g/t gold)	5.81	6.06
Average recovery rate	96.5%	97.4%
Gold ounces produced	42,299	37,884
Gold ounces sold	44,620	38,643
Average realized gold price ($/oz sold) (1)	$2,084	$1,894
Total cash costs ($/oz sold) (1)	$779	$744
All-in sustaining costs ($/oz sold) (1)	$1,262	$1,217
Financial Data
Revenue	$93.5	$73.6
Production costs	35.2	29.2
Depreciation and depletion	18.7	18.6
Earnings from mine operations	39.6	25.9
Growth capital investment (1)	5.1	2.4
Sustaining capital expenditures (1)	$21.1	$17.8
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

Lamaque produced 42,299 ounces of gold in Q1 2024, a 12% increase from 37,884 ounces in Q1 2023 primarily due to increased mill throughput as a result of increased mill utilization and access to stockpiled ore. Average grade decreased to 5.81 grams per tonne in Q1 2024 from 6.06 grams per tonne in Q1 2023.
Revenue increased to $93.5 million in Q1 2024 from $73.6 million in Q1 2023 primarily due to higher sales volumes but also impacted by the higher average gold price.
Production costs increased to $35.2 million in Q1 2024 from $29.2 million in Q1 2023, reflecting higher production volumes. Total cash costs per ounce sold increased to $779 in Q1 2024 from $744 in Q1 2023 despite higher ounces sold primarily due to additional costs incurred in labour, contractors, and equipment rentals to increase productivity during the quarter. Total cash costs were also impacted by slightly higher royalties due to the higher realized gold price.
AISC per ounce sold increased to $1,262 in Q1 2024 from $1,217 in Q1 2023, primarily due to an increase in sustaining capital expenditure and an increase in total cash costs per ounce sold.
Sustaining capital expenditure increased to $21.1 million in Q1 2024 from $17.8 million in Q1 2023 primarily due to increased underground development, combined with equipment rebuilds. Growth capital investment of $5.1 million in Q1 2024 were primarily related to resource conversion drilling at Ormaque.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Efemcukuru

	3 months ended March 31,
Operating Data	2024	2023
Tonnes milled	137,032	132,898
Head grade (g/t gold)	4.96	5.45
Average recovery rate (to concentrate)	91.5%	92.9%
Gold ounces produced (1)	18,501	19,928
Gold ounces sold	18,614	19,751
Average realized gold price ($/oz sold) (2)	$2,199	$2,098
Total cash costs ($/oz sold) (2)	$1,154	$936
All-in sustaining costs ($/oz sold) (2)	$1,138	$1,094
Financial Data
Revenue	$41.3	$40.7
Production costs	21.8	17.7
Depreciation and depletion	4.5	10.0
Earnings from mining operations	15.0	13.0
Growth capital investment (2)	1.1	1.9
Sustaining capital expenditures (2)	$2.4	$2.2
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 18,501 payable ounces of gold in Q1 2024, a 7% decrease from 19,928 payable ounces in Q1 2023. The decrease in production was due to a lower planned grade of 4.96 grams per tonne in Q1 2024 from 5.45 grams per tonne in Q1 2023, and was partly offset by higher throughput during the quarter.
Revenue increased to $41.3 million in Q1 2024 compared to $40.7 million in Q1 2023. The slight increase was due to the higher average realized price, partially offset by slightly lower payable gold ounces sold.
Higher royalties and transportation costs as well as higher tonnes processed resulted in an increase in production costs to $21.8 million in Q1 2024 from $17.7 million in Q1 2023. While higher royalties were primarily a result of higher gold price, the increase in Q1 2024 was also due to $1.0 million out-of-period adjustment in Q1 2023 that reduced royalty expense in that comparative quarter. Additionally, lower gold sales volume resulted in an increase in total cash costs per ounce sold to $1,154 in Q1 2024, from $936 in Q1 2023.
AISC per ounce sold increased to $1,138 in Q1 2024 from $1,094 in Q1 2023, primarily due to the increase in total cash costs per ounce sold, a slight increase in sustaining capital and exploration expenditures, and lower volumes sold. AISC in the period was also offset by an adjustment to asset reclamation amortization of $3.7 million.
Sustaining capital expenditures of $2.4 million in Q1 2024 primarily included underground development and equipment rebuilds. Growth capital investment of $1.1 million include Kokarpinar underground development.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Olympias

	3 months ended March 31,
Operating Data	2024	2023
Tonnes milled	118,597	104,382
Head grade (g/t gold)	8.67	8.57
Head grade (g/t silver)	114	132
Head grade (% lead)	3.55%	4.02%
Head grade (% zinc)	4.02%	4.46%
Gold average recovery rate (to concentrate)	83.6%	84.8%
Silver average recovery rate (to concentrate)	76.6%	76.1%
Lead average recovery rate (to concentrate)	77.1%	77.5%
Zinc average recovery rate (to concentrate)	77.5%	78.0%
Gold ounces produced (1)	18,788	16,537
Gold ounces sold	16,075	14,030
Silver ounces produced (1)	308,564	313,286
Silver ounces sold	354,121	402,602
Lead tonnes produced (1)	2,943	2,530
Lead tonnes sold	3,338	3,679
Zinc tonnes produced (1)	3,124	3,080
Zinc tonnes sold	2,918	2,336
Average realized gold price ($/oz sold) (2)	$1,983	$1,875
Total cash costs ($/oz sold) (2)	$1,287	$1,220
All-in sustaining costs ($/oz sold) (2)	$1,527	$1,532
Financial Data
Revenue	$46.2	$41.5
Production costs	35.0	32.3
Depreciation and depletion	13.0	13.0
Loss from mining operations	(1.8)	(3.8)
Growth capital investment (2)	1.0	(0.3)
Sustaining capital expenditures (2)	$3.5	$3.7
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

Olympias produced 18,788 payable ounces of gold in Q1 2024, a 14% increase from 16,537 ounces in Q1 2023. The increase was driven by increased mining and processing volumes as a result of productivity improvements. Lead and zinc production also increased in Q1 2024 as compared to Q1 2023, due to higher processing volumes. In line with 2024 guidance, we anticipate higher by-product metal production and sales as we continue to develop into the Flats Zone.
Revenue increased to $46.2 million in Q1 2024 compared to $41.5 million in Q1 2023 primarily as a result of higher sales volumes and higher realized gold price. The difference between gold produced and sold at Olympias was impacted by the timing of shipments at the quarter end, with a delayed shipment in March 2024 completed in early April. The corresponding gold ounces sold and related revenue attributable to such delayed shipment will be recognized in Q2 2024.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Increased production in the quarter resulted in an increase in production costs to $35.0 million in Q1 2024 from $32.3 million in Q1 2023. Higher labour costs and royalties led to an increase in total cash costs per ounce sold to $1,287 in Q1 2024 from $1,220 in Q1 2023. These increases were partially offset by slightly lower gold treatment and refining charges and slightly lower selling costs due to improved shipment logistics onsite.
AISC per ounce sold decreased slightly to $1,527 in Q1 2024 from $1,532 in Q1 2023 primarily due to higher volumes sold and slightly lower sustaining capital expenditures, partially offset by higher total cash costs per ounce sold. Sustaining capital expenditures of $3.5 million in Q1 2024 primarily included underground development and underground infill drilling.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Development Projects
Skouries Project – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021, we published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project, as detailed in the Feasibility Study, was expected to provide an after-tax IRR of 19% and a NPV (5%) of $1.3 billion4 with capital costs to complete the project estimated at $845 million which was updated as noted below.
Capital Estimate and Schedule
After finalizing key contracts in 2023, the capital cost estimate remained in line with the Feasibility Study estimate. More recent and pending contracts in Q1 2024 incorporated labour rates and labour hours established through a diligent tendering process that were higher than the feasibility study, resulting in a revised capital estimate of $920 million that was announced on February 22, 2024.
First production of the copper-gold concentrate is expected in Q3 2025, with expected 2025 gold production of 50,000 to 60,000 ounces and copper production of 15 to 20 million pounds. A ramp-up is expected over the second half of 2025 and the project remains on track for commercial production at the end of 2025. We are assessing our plans with the goal of optimizing our 2026 gold and copper production profile at Skouries.
Between the Term Facility and our balance sheet, the project remains fully funded.
Growth capital invested totalled $52.5 million in Q1 2024. At March 31, 2024, the growth capital invested towards the overall capital estimate of $920 million totalled $237 million.
In 2024, the capital spend is expected to be between $375 and $425 million.
As at March 31, 2024:
•The current Phase 2 of the project was 43% complete and the entire project was 73% complete, when including the first phase of construction;
•Detailed engineering, since project restart, was 67% complete and procurement was substantially complete;
•Project execution and ramp-up continued for major earthworks with work progressing on water management ponds, as well as the low-grade ore stockpile;
•Mobilized contractors and commenced work on the tailings filtration infrastructure earthworks and pilings, with the earthworks expected to be substantially completed in Q2 2024. Piling for the filter plant building is over 30% complete;
•Progress advanced on the foundation construction of the primary crusher, with the upper portion of the north retaining wall completed and work progressing on the south, with the crusher building earthworks advancing as planned; and
•As previously noted, the upgrade of the underground power supply to 690V and the ventilation upgrade are both completed.

Milestones in 2024 include:
Procurement and Engineering
•Substantial completion of procurement and engineering
Process Plant
•Construction of the control room and electrical room building - commenced in Q1 2024
•Construction of the tailings thickeners - commenced in Q1 2024
4 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Tailings Filter Facility
•Awarding of the filter facility construction contract
•Preassembly of the filter press plates and frames - commenced in Q1 2024
•Completion of the structural steel
Integrated Extractive Waste Management Facility ("IEWMF")
•Completion of the coffer dam
Underground
•Awarding of the underground development and test stoping contract
•Completion of approximately 2,200 metres of underground development

Construction Progress
Work continues to ramp up on construction of major earthworks structures including the haul roads, IEWMF construction, low-grade stockpile, water management, process facilities, crusher and filter buildings. In addition, work will focus on the underground development to support test stope mining in 2025. Mechanical, piping and electrical installations will also progress in all process and infrastructure areas.
On the critical path is the filter plant building which continues to advance, with the piling work having commenced in Q1 2024. The filter plant construction contract is on track to be awarded in Q2 2024, which will include the building structure, assembly of equipment within the building, including air compressors, conveyors, filter presses and other ancillary equipment and piping and electrical work. The filter press plates arrived on site in Q1 2024 and preassembly has now commenced, with the frames for the filter press plates already fabricated and expected to ship in Q2 2024.
Work for the mill/flotation building is in progress with commissioning work on overhead cranes, installation of construction lighting and scaffolding, and the commencement of structural steel work. Commissioning of the overhead cranes continues with two of the three major cranes commissioned with the third to be commissioned in April 2024. Construction lighting, scaffolding and steel are progressing according to plan and mobilization of mechanical, piping and electrical work is in progress.
By the end of 2024, the Company expects to have completed the IEWMF coffer dam and significantly advanced the IEWMF earthworks, water management facilities, process plant and filter plant.
With 12 company-owned Cat 745 trucks now onsite and operational, we expect the remaining seven to be delivered through the end of Q2 2024. During construction, these trucks are used as part of an integrated fleet with the earthwork's construction contractor for construction of the water management ponds one and two, low-grade ore stockpile, IEWMF and facilities. These trucks will continue to be used once Skouries is in operation to build the IEWMF lifts that will be required for stacking of produced dry tailings.
Underground Development
The upgrade of the underground power supply from 400V to 690V has been completed. The ventilation upgrade is also complete, and the new contact water pumping system will be fully operational in 2024.
The first phase of underground development continues to advance the West Decline and access to the test stopes with a local contractor. In February 2024, first ore was intersected in the top access area to the test stopes. The second underground development contract is expected to be awarded as planned in Q2 2024. This contract includes the test stope work as well as additional development and services work to support the development of the underground mine. The Company expects to complete approximately 2,200 metres of underground development by the end of 2024.
Engineering
Following the transition of engineering to Greece at the end of 2023, it is currently 67% complete as at the end of Q1 2024 and remains on track for substantial completion in Q3 2024. Detailed engineering work continues to

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024 advance in all areas. The release of structural steel for fabrication is nearing completion with approximately 35% of the total steel fabricated to date.
Procurement
At the end of Q1 2024, procurement is substantially complete, with all long lead items procured and the focus shifting to managing fabrication and deliveries.
Operational Readiness
An experienced commissioning, operational readiness and operations leadership team has been recruited to ensure that a capable organization is in place to commission, ramp up and operate. The team is currently developing an integrated commissioning strategy and schedule, and the commissioning execution plan. The Skouries operations team now consists of 95 personnel on board; this includes 84 in leadership roles, sustainability, operations, and support services, and 11 embedded in the construction projects teams of open pit mining, underground mining and dry stack tailings construction. Recruitment activities are on track with the Operational workforce plan.
A training centre at the Mavres Petres site has been set up to train the incoming workforce. Under the leadership of our Global Training Director and GM Greece, Operational Readiness, the program we will be implementing is framed on the Australian Competency Based Training and Assessment approach. It provides industry focused, comprehensive theoretical and hands-on practical training. Trainees are assessed on both theoretical and practical knowledge before being qualified to work independently in the mine. The training program is consistent with and compliments the applicable standards outlined in the Greek Mining Code and Labor Legislation.
Workforce
In addition to the Operational Readiness team, as at March 31, 2024, there were over 600 personnel on site which is expected to ramp up to 1,300 during 2024.
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej project has been presented as a disposal group held for sale as at March 31, 2024 and as a discontinued operation for the three months ended March 31, 2024 and March 31, 2023.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2024 Target / Projects	Exploration Expenditure
		Q1 2024	Q1 2023
Canada	Sigma-Lamaque proximal targets, Bourlamaque targets, Uniake-Perestroika, Montgolfier, Kirkland Lake targets	$2.5	$3.2
Turkiye	Efemcukuru West Vein targets, Atalan, Mayislar, Kurak	1.2	0.8
Other		0.7	1.8
Total Expensed		$4.4	$5.8
Canada	Lamaque Operations: Triangle Deep, Ormaque resource conversion and expansion	3.6	2.3
Turkiye	Efemcukuru Kestanebeleni, Kokarpinar, resource conversion and expansion; Olympias resource conversion and expansion	0.5	1.9
Other		0.4	0.3
Total Capitalized		$4.5	$4.5

Exploration and evaluation activities in Q1 2024 were primarily related to resource expansion programs in mine environments in Turkiye, Greece and Canada, winter drilling of early-stage targets in Canada, and project generation activities in Turkiye and Canada.
In Q1 2024, exploration and evaluation expense related primarily to early-stage projects in Quebec and Turkiye. In Eastern Canada, this included drilling at the Montgolfier and Uniake-Perestoika, totalling 13,564 metres in Q1 2024. In Turkiye, exploration programs focused on fieldwork at regional greenfield projects as well as drilling new early-stage targets at Efemcukuru, totalling 11,499 metres in Q1 2024.
Capitalized expenditures related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Complex) and at Efemcukuru, totalling 40,587 meters of drilling in Q1 2024. At the Triangle deposit, underground drilling programs focused on resource conversion of the C7 zone and assessment of the C6-80 splay. At Ormaque, drilling included 22,715 metres of resource conversion drilling from the exploration drift and 7,255 metres of stepout drilling from surface platforms (7,250 metres). In Turkiye, capitalized expenditures related to resource expansion and resource conversion drilling programs targeting ore shoots within the Kestanebeleni North Ore Shoot area, totalling 4,221 meters of drilling in Q1 2024.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $95.3 million in Q1 2024 from $41.0 million in Q1 2023, primarily as a result of higher gold sales volumes and higher average realized gold price. Income taxes paid of $19.5 million in Q1 2024 primarily related to operations in Turkiye and Quebec mining duties for Lamaque.
Cash decreased by $13.0 million in Q1 2024 due to changes in working capital. Movements included a $19.5 million decrease in accounts payable, mostly related to the settlement of accruals, as well as a $11.8 million increase in inventory, primarily related to an increase in in-process inventory at Kisladag. Movements also included a $18.3 million decrease in accounts receivable, mostly related to the timing of VAT receivables and prepaid accounts. In Q2 2024, net cash generated from operating activities is expected to be negatively impacted by royalty payments in Turkiye and Greece.
Investing Activities
In Q1 2024, we invested $120.7 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $52.5 million for the Skouries project, $18.4 million for waste stripping at Kisladag and $5.5 million for continued construction of the Kisladag North Leach Pad. Capital accruals in the quarter primarily related to the Skouries project. Sustaining capital expenditures at our operating mines totalled $30.0 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q1 2024	Q1 2023
Kisladag	$25.5	$18.6
Lamaque	5.1	2.4
Efemcukuru	1.1	1.9
Olympias	1.0	(0.3)
Growth capital investment at operating mines (1)	$32.7	$22.6

Kisladag	$2.2	$2.2
Lamaque	21.4	18.1
Efemcukuru	2.9	2.2
Olympias	3.5	3.7
Sustaining capital expenditures at operating mines (1,2)	$30.0	$26.3

Skouries (3)	$52.5	$31.4
Other projects	6.8	3.1
Total capital expenditures	$122.0	$83.4

Reconciliation to cash capital expenditures:
Capital accruals	($1.2)	($10.8)
Lease and other non-monetary additions	(0.1)	(0.3)
Total cash capital expenditures (4)	$120.7	$72.3
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes sustaining capitalized exploration.
(3)Excludes capitalized interest in Q1 2024 of $7.9 million (Q1 2023 - $nil).
(4)Excludes capitalized interest paid in Q1 2024 of $8.9 million (Q1 2023 - $nil).

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Financing Activities
Project Financing Facility
On April 5, 2023, Eldorado achieved financial close of its €680.4 million Term Facility for the development of the Skouries project, with drawdowns totalling €153.2 million ($166.7 million) completed during 2023. The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility. The remaining 20% of expected future funding for the Skouries project will be funded by the Company.
During Q1 2024, Eldorado completed drawdowns totalling €14.1 million ($15.3 million) on the Term Facility and €5.1 million ($5.5 million) on the VAT revolving credit facility, bringing cumulative drawdowns to €167.4 million on the Term Facility and cumulative net drawdowns to €8.1 million on the VAT facility.
Senior Notes
On August 26, 2021 we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with related covenants as at March 31, 2024.
The semi-annual interest payment on the notes was paid on February 29, 2024. Of the amount paid, $8.9 million was capitalized related to the Skouries project and recorded in investing activities as capitalized interest paid. The remaining $8.3 million was recorded in financing activities.
Senior Secured Credit Facility
On October 15, 2021, we entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA") with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025. We are in compliance with covenants related to the Fourth ARCA as at March 31, 2024.
No amounts were drawn down under the revolving credit facility in Q1 2024 and, as at March 31, 2024, the balance was $nil with the availability of the revolving credit facility reduced by €126.2 million ($136.4 million) for the outstanding amount of the letter of credit backstopping the Company's equity commitment for the Skouries project. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project. When taking into consideration a letter of credit of $0.3 million related to Eldorado's Canadian operations, the resulting availability under the credit facility is $113.2 million as at March 31, 2024.
Capital Resources

	March 31, 2024	December 31, 2023
Cash and cash equivalents	$514.7	$540.5
Term deposits	—	1.1
Working capital (1)	633.1	639.4
Debt - long-term	643.8	636.1
(1)Working capital (defined as current assets less current liabilities) at March 31, 2024 does not include held for sale assets of $27.5 million (December 31, 2023 - $27.6 million) and held for sale liabilities of $11.2 million (December 31, 2023 - $10.9 million) associated with held assets held for sale.
At March 31, 2024, we had cash and cash equivalents and term deposits of $514.7 million compared to $541.6 million at December 31, 2023, a reduction primarily due to temporary working capital movements, combined with continued investment in growth capital.
We expect that our working capital of $633.1 million as at March 31, 2024, together with future cash flows from operations, the Term Facility and access to the undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Contractual Obligations
Significant changes to our commitments and contractual obligations as at March 31, 2024 are outlined below:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Debt - Term Facility (1)	$—	$—	$82.3	$73.6	$33.8	$—	$189.6
Purchase obligations	22.3	0.5	0.1	—	—	—	23.0
(1) Does not include interest on debt.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag, Skouries and Efemcukuru.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Quarterly Results

	2024	2023	2023	2023	2023	2022	2022	2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue (7)	$258.0	$306.9	$244.8	$229.0	$227.8	$246.2	$217.7	$213.4
Net earnings (loss) from continuing operations (1,2,3,4)	35.2	91.8	(6.6)	1.5	19.4	41.9	(28.4)	(22.9)
Net earnings (loss) from discontinued operations (1,8)	(1.6)	0.6	(1.4)	(0.7)	(0.1)	1.8	(26.2)	(2.3)
Net earnings (loss) per share from continuing operations (1,2,3,4)
- basic	$0.17	$0.45	($0.03)	$0.01	$0.11	$0.23	($0.15)	($0.12)
- diluted	$0.17	$0.45	($0.03)	$0.01	$0.10	$0.23	($0.15)	($0.12)
Adjusted net earnings (loss) per share - basic (1,3,4,5,6)	$0.27	$0.24	$0.17	$0.05	$0.09	$0.14	($0.05)	$0.07
(1)Attributable to shareholders of the Company.
(2)Q2-Q3 2022 amounts have been adjusted to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag (Q2 2022: $3.2 million, Q3 2022: $5.1 million).
(3)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 4 of our consolidated financial statements.
(5)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(6)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
(7)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.
(8)Discontinued operations include the Romania segment in all periods presented. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

Net earnings were negatively impacted from mid-2022 onwards by inflation and cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia and ongoing supply chain challenges. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening of the Turkish Lira, Euro and Canadian dollar during 2022. Starting in 2023, electricity and fuel began to stabilize in Europe following decreasing concerns around the energy sector.
Revenue and net earnings in Q1 2024, throughout 2023 and Q2 2022 benefited from higher average realized gold prices. Net earnings in Q2 and Q3 2022 were also negatively impacted due to reduced stacking at Kisladag in previous quarters as a result of the commissioning of the high-pressure grinding rolls circuit ("HPGR") in Q4 2021 and production challenges in Q1 2022. Net earnings increased in Q4 2022 and Q1 2023 due to strong production and sales compared to previous quarters in 2022. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
In Q4 2022, net earnings were negatively impacted by a $6.4 million ($5.2 million net of deferred tax) write-down of property, plant and equipment, which related to the existing heap leach pad and ADR plant at Kisladag.
Net earnings in 2022 were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements, reducing the corporate tax rate and resulting in current tax savings of $10.0 million in 2022.
Net loss from discontinued operations includes a $29.3 million impairment recorded in Q3 2022 relating to the Certej project.
Adjusted net earnings5 removes significant items that do not reflect our underlying performance, and among other things in Q4 2023, adjusted a gain on deferred tax due to inflation accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye, followed by a similar $14.0 million deferred tax gain in Q1 2024.
5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of this MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Other adjustments included a loss on foreign exchange translation of deferred tax balances of $19.3 million in Q1 2024, $15.2 million in Q3 2023, $21.4 million in Q2 2023, $18.4 million in Q3 2022, and $23.3 million in Q2 2022, all mainly due to the high devaluation of the Turkish Lira in those periods.
Other significant adjustments from prior quarters include the following:
•Q4 2023 - an unrealized loss of $24.6 million on derivative instruments, driven primarily by a higher gold price
•Q3 2023 - adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million
•Q4 2022 - adjusted a gain of $18.3 million on foreign exchange translation of deferred tax balances recorded primarily as a result of the strengthening of the Euro
•Q2 2022 - adjusted a loss of $14.4 million related to the redemption option derivative on the senior notes

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024

Outstanding Share Information

Common Shares Outstanding (1)
- as of March 31, 2024	203,963,873
- as of April 25, 2024	203,963,873
Share purchase options - as of April 25, 2024 (Weighted average exercise price per share: CDN $14.15)	3,595,291
Performance share units (2) - as of April 25, 2024	979,430
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; gains or losses on derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries project and capitalized interest paid related to the Skouries project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q1 2024	Q1 2023
Production costs	$123.0	$109.7
By-product credits (1)	(19.6)	(20.3)
Concentrate deductions (2)	3.6	4.6
Total cash costs	$107.0	$94.1
Gold ounces sold	116,008	109,817
Total cash cost per ounce sold	$922	$857
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended March 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$35.5	($0.8)	$0.2	($9.5)	$4.7	$30.1	36,699	$820
Lamaque	34.7	(0.5)	0.1	(0.7)	1.2	34.7	44,620	779
Efemcukuru	15.4	(1.6)	3.7	—	4.0	21.5	18,614	1,154
Olympias	30.6	(16.6)	4.9	(2.5)	4.3	20.7	16,075	1,287
Total consolidated	$116.1	($19.6)	$9.0	($12.7)	$14.2	$107.0	116,008	$922
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended March 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$30.1	($0.8)	$0.2	($2.9)	$3.2	$29.7	37,393	$794
Lamaque	29.7	(0.4)	0.1	(1.5)	0.9	28.8	38,643	744
Efemcukuru	15.2	(0.9)	3.1	(0.2)	1.3	18.5	19,751	936
Olympias	26.9	(18.1)	5.7	(0.6)	3.2	17.1	14,030	1,220
Total consolidated	$102.0	($20.3)	$9.0	($5.3)	$8.7	$94.1	109,817	$857
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q1 2024	Q1 2023
Total cash costs	$107.0	$94.1
Corporate and allocated G&A	11.1	9.8
Exploration and evaluation costs	0.9	0.3
Reclamation costs and amortization	(1.6)	2.3
Sustaining capital expenditure	29.1	26.0
AISC	$146.4	$132.6
Gold ounces sold	116,008	109,817
AISC per ounce sold	$1,262	$1,207

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2024	Q1 2023
General and administrative expenses (from consolidated statement of operations)	$9.5	$10.6
Add:
Share-based payments expense	2.0	0.9
Employee benefit plan expense from corporate and operating gold mines	1.2	1.5
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.5)	(0.4)
Depreciation in G&A	(0.9)	(0.8)
Business development	(0.3)	(1.9)
Development projects	(0.3)	(0.2)
Adjusted corporate general and administrative expenses	$10.8	$9.7
Regional general and administrative costs allocated to gold mines	0.3	0.1
Corporate and allocated general and administrative expenses per AISC	$11.1	$9.8

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q1 2024	Q1 2023
Exploration and evaluation expense (from consolidated statement of operations) (1)	$4.4	$5.8
Add:
Capitalized exploration cost related to operating gold mines	0.9	0.3
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(4.4)	(5.8)
Exploration costs per AISC	$0.9	$0.3
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2024	Q1 2023
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.2	$1.1
Add:
Depreciation related to asset retirement obligation assets	(2.6)	1.4
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)
Reclamation costs and amortization per AISC	($1.6)	$2.3
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended March 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$30.1	$—	$—	$1.3	$2.2	$33.6	36,699	$916
Lamaque	34.7	—	0.4	0.1	21.1	56.3	44,620	1,262
Efemcukuru	21.5	0.3	0.5	(3.5)	2.4	21.2	18,614	1,138
Olympias	20.7	—	—	0.4	3.5	24.5	16,075	1,527
Corporate (1)	—	10.8	—	—	—	10.8	—	93
Total consolidated	$107.0	$11.1	$0.9	($1.6)	$29.1	$146.4	116,008	$1,262
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended March 31, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$29.7	$—	$—	$0.8	$2.2	$32.7	37,393	$875
Lamaque	28.8	—	0.3	0.1	17.8	47.0	38,643	1,217
Efemcukuru	18.5	0.1	—	0.8	2.2	21.6	19,751	1,094
Olympias	17.1	—	—	0.6	3.7	21.5	14,030	1,532
Corporate (1)	—	9.7	—	—	—	9.7	—	88
Total consolidated	$94.1	$9.8	$0.3	$2.3	$26.0	$132.6	109,817	$1,207
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q1 2024	Q1 2023
Additions to property, plant and equipment (1) (from segment note in the consolidated financial statements)	$122.0	$83.4
Growth and development project capital investment - gold mines	(32.7)	(22.6)
Growth and development project capital investment - other (2)	(59.7)	(34.9)
Sustaining capital expenditure equipment leases (3)	0.4	0.4
Capitalized exploration cost related to operating gold mines	(0.9)	(0.3)
Sustaining capital expenditure at operating gold mines	$29.1	$26.0
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$77.1	$—	($0.8)	$76.2	36,699	$2,077
Lamaque	93.5	—	(0.5)	93.0	44,620	2,084
Efemcukuru	41.3	1.3	(1.6)	40.9	18,614	2,199
Olympias	46.2	2.3	(16.6)	31.9	16,075	1,983
Total consolidated	$258.0	$3.6	($19.6)	$242.0	116,008	$2,086
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended March 31, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$72.1	$—	($0.8)	$71.2	37,393	$1,905
Lamaque	73.6	—	(0.4)	73.2	38,643	1,894
Efemcukuru	40.7	1.7	(0.9)	41.4	19,751	2,098
Olympias	41.5	2.9	(18.1)	26.3	14,030	1,875
Total consolidated	$227.8	$4.6	($20.3)	$212.2	109,817	$1,932
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Adjusted Net Earnings, Adjusted Net Earnings per Share
Our reconciliation of adjusted net earnings and adjusted net earnings per share to net earnings from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q1 2024	Q1 2023
Net earnings attributable to shareholders of the Company (1)	$35.2	$19.4
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	4.3
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (4)	5.3	(3.5)
Increase in fair value of redemption option derivative	(2.1)	(1.1)
Unrealized loss (gain) on derivative instruments	16.9	(0.6)
Out-of-period current tax expense due to changes in tax rates (3)	—	(1.8)
Total adjusted net earnings	$55.2	$16.7
Weighted average shares outstanding (thousands)	202,706	184,020
Adjusted net earnings per share ($/share)	$0.27	$0.09
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of tax credits and deductions previously granted in 2022.
(3)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
(4)Includes $19.3 million loss on foreign exchange translation of deferred tax balances (Q1 2023: $3.5 million gain) and $14.0 million gain on inflation accounting (Q1 2023: $nil).

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q1 2024	Q1 2023
Earnings before income tax (1)	$51.2	$32.1
Depreciation and amortization (2)	55.3	63.1
Interest income	(5.1)	(3.7)
Finance costs	—	8.8
EBITDA	$101.5	$100.3
Share-based payments expense	2.0	0.9
Unrealized loss (gain) on derivative instruments	16.9	(0.6)
Loss on disposal of assets	0.2	0.1
Adjusted EBITDA	$120.6	$100.6
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)Includes depreciation within general and administrative expenses.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Free Cash Flow
Our reconciliation of free cash flow to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2024	Q1 2023
Net cash generated from operating activities (1)	$95.3	$41.0
Less: Cash used in investing activities	(136.2)	(41.0)
Less: Decrease in term deposits	(1.1)	(35.0)
Add back: Purchase of marketable securities	11.1	0.6
Free cash flow	($30.9)	($34.4)
Add back: Skouries cash capital expenditures	55.7	15.1
Add back: Capitalized interest paid (2)	8.9	—
Free Cash Flow Excluding Skouries	$33.7	($19.2)
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)Includes interest from the senior notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2024	Q1 2023
Net cash generated from operating activities (1)	$95.3	$41.0
Less: Changes in non-cash working capital	(13.0)	(52.2)
Cash flow from operating activities before changes in working capital	$108.3	$93.2
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: political, economic, and other risks specific to the foreign jurisdictions where we operate; the inherent risk associated with project development, including for the Skouries project; risks related to global economic conditions including those related to the Russia-Ukraine conflict; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards, contamination or damage at our projects; production and processing; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operation technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; and competition. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2023, which risks are incorporated by reference in this MD&A.
There were no other significant changes to our financial, operational and business risk exposure during the three months ended March 31, 2024.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2023 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2023 and 2022. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 are the same as those applied in the audited consolidated financial statements for the years ended December 31, 2023 and 2022.
The following amendments to standards were effective for annual periods beginning on or after January 1, 2024:
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current.
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Non-current liabilities with covenants.
There was no material impact on our consolidated financial statements from the adoption of these amendments.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this MD&A includes, but is not limited to, statements or information with respect to: the Company’s 2024 annual production and cost guidance (including total cash costs, total cash costs per ounce sold, and AISC), expected quarter to quarter variations in production, production by mine site, expected growth and sustaining capital and expected exploration expenditures; plans for a sale of the Certej project; the recognition of gold sales and related revenue, including the timing thereof; our Skouries project, specifically: the benefits of the Amended Investment Agreement; the timing of first production and commercial production; expected 2025 gold and copper production and plans to increase the 2026 production profile; improvements to the Company's health and safety performance; total funding requirements for the Skouries project, including the sources thereof; expected drawdowns of the proceeds of the Term Facility, including the timing thereof; a revised capital estimate and capital spend in 2024; expected pace of spend from Q2 2024 onwards; test stope mining in 2025; expected mine life; expected timing for completion of ongoing earthworks; forecasted after tax IRR and NPV from the feasibility study; 2024 milestones including those related to construction (including the primary crusher and IEWMF), underground development, engineering, procurement, equipment deliveries, operational readiness and workforce; the Company’s ability to meet the remaining funding commitment for the Skouries project; the letter of credit backstopping the Company's equity commitment for the Skouries project, including any restrictions in respect thereof, and generally, the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; the anticipated development and operations of the Perama Hill project; expected impacts on net cash from operating activities due to royalty payments; our expectations on working capital and our ability to support our planned and foreseeable commitments; the vesting and redemption of the Company's outstanding PSUs; the impact of certain foreign exchange contracts on foreign exchange risk; the effect of annual royalty payments in Turkiye and Greece and tax payments in Turkiye on the Company's operating activities, including the timing thereof, critical accounting estimates and judgements; changes in accounting policies; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards; production and processing; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2024
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2023, a summary of which was published on December 13, 2023. In addition, the Company filed the following updated Technical Reports on SEDAR+ and EDGAR on March 28, 2024: Technical Report titled "Technical Report, Efemcukuru Gold Mine, Turkiye" with an effective date of December 31, 2023; and Technical Report titled "Technical Report, Olympias Mine, Greece" with an effective date of December 31, 2023. The updated Technical Reports do not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 13, 2023.

37